UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-Held Company

CNPJ/MF n.º 02.558.157/0001-62 - NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) (B3: VIVT3; NYSE: VIV), in the form and for the purposes of Article 157, paragraph 4, of Law No. 6,404, dated December 15, 1976, as amended, and the provisions of CVM Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general, that in continuity to the Material Fact disclosed on February 15, 2023, the Company has received information that during the National Telecommunications Agency’s (“ANATEL”) Board Meeting No. 925, held on September 15, 2023, that the request for prior consent for the Company to effect one or more reductions of its current capital stock (R$ 63,571,415,865.09), subject to the management’s assessment of opportunity and convenience, up to the maximum amount of R$ 5 billion (five billion reais), was unanimously approved.

The Company informs that the full text of the decision and/or its summary has not been available by ANATEL yet. As soon as the Company becomes aware of the terms and conditions, a Material Fact will be released to keep its shareholders and the market in general duly informed.

São Paulo, September 17, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

Telephone: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 17, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director